

Mail Stop 3720

December 23, 2009

Mr. Michael Levinsohn
President
Lenco Mobile Inc.
345 Chapala Street
Santa Barbara, California 93101

Re: **Lenco Mobile Inc.**
           Registration Statement on Form 10
           Filed on November 9, 2009, as amended November 18, 2009 and
                    December 16, 2009
           File No. 000-53830

Dear Mr. Levinsohn:

        We have reviewed your letter dated December 16, 2009 and your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Revenue generation, page 49

1.   We note your new disclosure stating that our fees to Wireless Carriers have a fixed component and a transaction-based component. As such it appears that you have multiple deliverables. Please tell us how you considered ASC 605-25.

Other Income (Expense), page 52

2.   We note your response to our prior comment 15 from our letter dated December 4, 2009. Please tell us and disclose when your measurement period ended for the Superfly Advertising Inc. acquisition. In addition, tell us how you considered ASC 805-10-25-13 to 25-19. We also note that in this latest amendment you adjusted goodwill related to this transaction as of September 30, 2009 based on your response to our prior comment 41.

Item 5. Directors, Officers and Management, page 60

3.   We note your disclosure with respect to Mr. Hill and the recent stipulated judgment he entered into with the Federal Trade Commission. Please revise to expand your disclosure to include all required disclosure under Item 401(f) of Regulation S-K. More specifically, please describe the nature of the allegations against Mr. Hill and the time period involved, the identities of the companies and the amount and nature of the monetary penalty. In addition, please provide disclosure in Item 8 of your registration statement under Item 103 of Regulation S-K or provide an analysis as to why such disclosure is not required.

Financial Statements

Note 1 – Organization and Significant Accounting Policies, page F-7

4.   We note your response to our prior comment 30 from our letter dated December 4, 2009. However, it is still unclear to us why your acquisition of Capital Supreme (Pty) Ltd., qualifies as a reverse merger in accordance with ASC 805-10-55-10 through 55-15 and ASC 805-40.   In addition, when considering relative size of the entities, tell us how you considered the fact that you had $3,250,000 in cash as an asset. Please revise accordingly.

Note 14 – Subsequent Events, page F-22

5.   We note your response to our prior comment 35 from our letter dated December 4, 2009. However, you state that for the income test you earned income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of $1,931,225 for the pro forma income statement ended December 31, 2008. However, as a result of your last amendment, you now have a loss of $63,061 for the year ended December 31, 2008 per page F-42. As such please adjust this analysis accordingly. In addition please provide the business combination disclosure as required by ASC 805-10-50, 20-50, and 30-50.

Financial Statements for the Quarterly Periods Ended September 30, 2009

Unaudited Consolidated Balance Sheet, page F-24

6.   Please note that your total assets do not equal total liabilities plus shareholders' equity. Please revise accordingly.

Unaudited Statements of Cash Flows, page F-26

7.   We note your response to our prior comment 36 from our letter dated December 4, 2009 and your new Unaudited Statement of Cash Flows on page F-26. However, it is unclear to us why you have "Acquisition of intangibles and related goodwill changes - non-cash," "Acquisition of property and equipment - non-cash," "Conversion of note payable to stock," "Notes payable and warrants value assumed related to acquisition," "Additional paid in capital from non-cash acquisitions and other debt conversions, stock issuances," and "Common stock issued for non-cash acquisitions and other debt conversions, stock issuances," included in cash flows from operations. As noted in our prior comment 36 from our letter dated December 4, 2009, only actual cash activities should be presented in the cash flow statement. All noncash activities should be supplementally disclosed. Please refer to ASC 230-10-50 and revise accordingly.

Note 1 – Organization and Significant Accounting Policies, page F-27

8.   We note your response to our prior comment 37 from our letter dated December 4, 2009 and your statement that you included audited financial statements for the assets acquired from Superfly advertising. In addition, in your response you state that you have provided the additional disclosures as required by ASC 805-10-50. However, we were unable to locate these audited financial statements or the additional ASC 805-10-50, 20-50, and 30-50 disclosure. Please advise.

9.   We note your response to our prior comment 37 from our letter dated December 4, 2009 and your statement that Eden Marketing LLC was determined not to constitute a business within Rule 11-01(d) and that the acquisition was structured as an asset purchase. If you acquired only assets, tell us why you have recorded $8,269,613 of goodwill related to this acquisition. Please note that goodwill should only be recognized in a business combination. Also please disclose specifically what assets you acquired and your purchase price for those assets.

10.   We note your response to our prior comment 38 from our letter dated December 4, 2009; however it is unclear to us what assets you acquired in the Mobicom USA, Inc. acquisition and the amount you paid for these assets. In addition, you state that you added additional disclosure; however, we were unable to find this additional disclosure. Please disclose the assets acquired and the amount you paid for those assets.

Note 3 – Goodwill, page F-36

11. We note your new disclosure on page F-16 based on our prior comment 33 from our letter dated December 4, 2009. However, you did not provide a rollforward for goodwill in Note 3 on page F-36 of your interim financial statements. Please include this rollforward.

Note 6 – Notes Payable, page F-38

12. We note your response to our prior comment 39 from our letter dated December 4, 2009. However, we are still unclear why you believe the fair value of your common stock was $1.74 on February 29, 2009 when you clearly disclose that the market price of common stock on the measurement date is $3.40. Tell us in detail how the shares issuable upon conversion are restricted.

13. We note your response to our prior comment 40 from our letter dated December 4, 2009. However, since you assumed Superfly Advertising Inc.'s note with Agile Opportunity Fund, LLC on February 29, 2009 and then restructured it on July 31, 2009, it appears that in substance you were modifying your own debt. It should also be noted that you recorded a debit to liability of $625,000 regarding the cancellation of the note in your financial statements. As such, it is unclear to us why you believe ASC 470-20 and 470-50 does not apply. Please advise.

Consolidated Pro Forma Statements of Operations, page F-41

14. We note your response to our prior comment 44 from our letter dated December 4, 2009 and your statement that you "have revised the consolidated pro forma statement of operations to include a pro forma adjustment for depreciation and amortization expense in an amount equal to the difference between the carrying value and the opening book value of the property and equipment and amortizable intangibles as determined by third party valuation." Please note that an adjustment to your fixed assets should be included as part of your purchase price allocation in accordance with ASC 805-10-25 during the measurement period. It should not be included in the income statement. Please revise accordingly. In addition, please provide the business combination disclosure as required by ASC 805-10-50, 20-50, and 30-50.

15. Furthermore, as requested in our prior comment 44 from our letter dated December 4, 2009, please revise to include a pro forma adjustment for depreciation and amortization expense related to your new basis of acquired property and equipment and amortizable intangibles.

16.   We note your response to our prior comments 43, 44, and 46 from our letter dated December 4, 2009 and your current footnotes (a) and (b). We also note that you do not have a footnote for the income tax adjustment. Please revise to disclose in detail each adjustment and how the amount of the adjustment was determined.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief at (202) 551-3826, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: James A. Mercer III, Esq., Sheppard Mullin
        Via Facsimile (858) 509-3691